May 31, 2018

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Summit Semiconductor, Inc.

Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”)

Filed May 7, 2018

File No. 333-224267

Dear Ms. Ravitz:

This letter responds to the Staff’s comment letter dated May 23, 2018, relating to the above-captioned registration statement. For your convenience, we have restated the Staff’s comments and have provided our responses below such comments.

Fee Table

1.	We note your response to prior comment 1. However, it remains unclear why the row reflecting the common stock underlying the underwriters’ warrant contains a symbol instead of a dollar amount. Please tell us what this symbol means. Does it indicate you will fill in the amount of securities offered to the underwriters before effectiveness? Also, ensure you have filled in all required information before effectiveness; we note, for example, the number of shares offered to the underwriters in footnote 1 to your prospectus cover page and the offering price of the securities.

We have revised the fee table accordingly to insert dollar symbols and amounts in the rows reflecting the proposed maximum aggregate offering price and registration fee amount for each of the common stock underlying the underwriters' warrant and the total securities being registered. We have also revised footnote 1 of the table on the prospectus cover page accordingly. We will ensure that we have filled in all required information for such tables prior to requesting effectiveness.

Risk Factors, page 10

2.	We note that you filed a free writing prospectus on May 11, 2018. Tell us how you believe you met the filing and delivery conditions in Rule 433(b)(2)(i) regarding this free writing prospectus, given that the prospectus you have on file does not appear to meet the requirements of Section 10 of the Securities Act because it omits the volume of shares offered, the offering price of the shares and related information regarding your use of proceeds and dilution. If your use of the free writing prospectus exposes you to material risks, such as those relating to potential Section 5 violations, add appropriate risk factor disclosure addressing those risks.

While we believe our use of the free writing prospectus filed on May 11, 2018 met the applicable guidelines and was permissible, we have added a risk factor related to the contingent liability if the use of such free writing prospectus were to be challenged as a violation of Section 5 of the Securities Act. In addition, we intend to re-circulate a preliminary prospectus that contains the volume or amount of shares being offered reflected throughout the preliminary prospectus and a revised free writing prospectus to each recipient of the free writing prospectus.

Prospectus Summary, page 2

3.	We note your added disclosure on page 17 indicating that you are in default under disclosed indebtedness. Please revise your summary to highlight, if true, that creditors can claim proceeds of this offering in the absence of a waiver. Also, if any of these creditors are related persons as defined in Regulation S-K Item 404, ensure that your revised summary discloses the related nature of the creditors.

As we are no longer in default under the indebtedness disclosed in Amendment No. 1, we have revised the disclosure on page 17 accordingly.

Use of Proceeds, page 27

4.	We note your response to prior comment 2 and your added disclosure that you intend to use proceeds from this offering to repay debt. Ensure that your table reflects the priority of uses as described in the text following the table. Also, revise to provide all information required by Instruction 4 to Regulation S-K Item 504.

We have revised the disclosure accordingly.

If you have any questions regarding our responses, please contact David E. Danovitch at 212-603-6300 or ded@robinsonbrog.com.

Sincerely,

/s/ Brett Moyer
Chief Executive Officer